UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0058 Expires: May 31, 2012 Estimated average burden hours per response2.50
FORM 12b-25	SEC File Number: 000-50494
NOTIFICATION OF LATE FILING	Cusip Number: 74732G 104

(Check one)   Form 10-K [  ]   Form 20-F [ ]   Form 11-K [  ] Form 10-Q [X]   Form N-SAR [  ] Form N-CSR [  ]

For Period Ended: September 30, 2009
[  ]           Transition Report on Form 10-K
[  ]           Transition Report on Form 20-F
[  ]           Transition Report on Form 11-K
[  ]           Transition Report on Form 10-Q
[  ]           Transition Report on Form N-SAR
For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Qnective, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

c/o Qnective AG Thurgauerstrasse 54

Address of Principal Executive Office (Street and Number)

CH-8050 Zürich Switzerland

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 with the Securities and Exchange Commission within the prescribed time period due to unforeseen delays in the compiling and review of financial information affecting disclosures required in Form 10-Q. The Registrant could not complete its compilation and review of the financial statements and related disclosures without unreasonable effort or expense. The Registrant continues to dedicate significant resources to the completion of its Form 10-Q and expects to file its Form 10-Q no later than five days following its prescribed due date.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Françoise Lanter                                                                                       +41 (44) 307 50 20
_____________________________________________________________________________________
Name                                                                                     (Area Code)                 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the fiscal quarter ended September 30, 2009 are still being finalized by management. Although the preparation of the financial statements is ongoing, the Registrant expects to report a net loss of approximately $1.8 million for the three months ended September 30, 2009, as compared to a net loss of approximately $1.1 million for the three months ended September 30, 2008. The increase in net loss during the three month period ended September 30, 2009, was mainly the result of an increase in personnel expenses and consulting expenses.  The Registrant also expects to report a net loss of approximately $15.3 million for the nine months ended September 30, 2009, as compared to a net loss of approximately $2.4 million for the nine months ended September 30, 2008. The increase in net loss during the nine period ended September 30, 2009, was primarily due to a one-time charge to marketing expenses of $11,550,000 in connection with the issuance of the Registrant’s common stock to its consultants.

Qnective, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2009	By: /s/ Françoise Lanter
Françoise Lanter
Chief Financial Officer